CeriBell, Inc.

360 N. Pastoria Avenue

Sunnyvale, California 94085

October 8, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Nicholas O’Leary
Katherine Bagley
Kristin Lochhead
Li Xiao

Re: CeriBell, Inc. Registration Statement on Form S-1 (Registration No. 333-281784)

To the addressee set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-281784) (the “Registration Statement”) of CeriBell, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on October 10, 2024, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Kathleen Wells at (650) 463-2677 or John Williams at (415) 395-8223.

Thank you for your assistance in this matter.

Very truly yours,

CERIBELL, INC.

By:	/s/ Scott Blumberg
Scott Blumberg
Chief Financial Officer

cc:	Jane Chao, Ph.D., CeriBell, Inc.
Louisa Daniels, CeriBell, Inc.
Kathleen Wells, Latham & Watkins LLP
John Williams, Latham & Watkins LLP
Richard Kim, Latham & Watkins LLP
Ilir Mujalovic, Allen Overy Shearman Sterling US LLP